

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Daniel Bachus
Chief Financial Officer
Grand Canyon Education, Inc.
2600 W. Camelback Road
Phoenix AZ 85017

> **Re: Grand Canyon Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 16, 2022**
> **File No. 001-34211**

Dear Daniel Bachus:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services